Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of S&T Bancorp, Inc.

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of S&T Bancorp, Inc. for the registration of common stock, preferred stock, depository shares, debt securities, warrants and units and to the incorporation by reference therein of our reports dated February 26, 2021, with respect to the consolidated financial statements of S&T Bancorp, Inc., and the effectiveness of internal control over financial reporting of S&T Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
August 4, 2021